SECURITIES AND EXCHANGE COMMISSION



                            Washington, D.C. 20549




                                   FORM 6-K


                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                               For May 25, 2004



                         Andina Bottling Company, Inc.
                (Translation of registrant's name into English)


                          Avenida Andres Bello 2687
                             Piso 20, Las Condes
                                   Santiago
                                    Chile
                   (Address of principal executive offices)

                           Form 20-F X Form 40-F ___
                                   -----


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



                                            Yes     No   X
                                                ---     ---

                 ANDINA BOTTLING COMPANY, INC. (THE "COMPANY")
                              REPORT ON FORM 6-K

TABLE OF CONTENTS

1. Notice of a material event pertaining to the resignation and election of several members of the Company's Board of Directors, the appointment of Chairman and Vice-Chairman of the Board of Directors, the election of the Company's Executive and Directors' (Audit) Committees for the year 2004 and the appointment of the Chief Legal Officer of the Company as the authorized person to receive notifications should the General Manager be absent; and

2. Notice of a material event pertaining to the subscription by the Company with a Brazilian subsidiary of The Coca-Cola Company of a non-binding letter of intent for a potential exchange of franchising rights, goods and other assets located in certain cities of Brazil.

                                MATERIAL EVENT
                                --------------


CORPORATE NAME             :       EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY        :       00124

TAXPAYER I.D.              :       91.144.000-8
----------------------------------------------------------------------

The following Material Event is reported by virtue of the stipulations in
Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in Section II.1.B.3 of General Rule No. 30 of the Superintendency of Securities and Insurance:

The following was resolved at the Regular Board of Directors' Meeting of Embotelladora Andina S.A., held today:

1. The Director Enrique Vicuna Videla and his alternate Ernesto Bertelsen Repetto presented their resignation to the Company's Board for personal reasons. Once these positions became vacant the Board unanimously elected Mr. Juan Claro Gonzalez; in accordance with the faculties set forth in article 32 of the Corporation Law 18,046 ("CL"), until the next Regular Shareholders' Meeting when the Board will be totally renewed.

2. Mr. Juan Claro Gonzalez was appointed Chairman and Mr. Alberto Hurtado Fuenzalida was appointed Vice-Chairman of the Company's Board of Directors.

3. The Executive Committee for the year 2004 was also elected and it is composed by the Directors Mr. Jose Antonio Garces Silva (senior), Mr. Alberto Hurtado Fuenzalida and Mr. Jose Said Saffie. Additionally this committee is also conformed by the Chairman of the Board, Mr. Juan Claro Gonzalez and the Company's Chief Executive Officer, Mr. Jaime Garcia Rioseco.

4. Also elected was the Directors' (Audit) Committee for the year 2004 in accordance with Article 50 bis of CL, and it is composed by the Directors Mr. Jose Antonio Garces Silva, Albert Cussen Mackenna and Gonzalo Said Handal. If any of them should be unable to attend, they can be replaced by their respective alternates.

5. Mr. Pedro Pellegrini Ripamonti, Chief Legal Officer of the Company was appointed as the representative or authorized person to receive notifications should the General Manager, Mr. Renato Ramirez Fernandez be absent.

Santiago, April 27, 2004

Pedro Pellegrini Ripamonti
Chief Legal Officer
Embotelladora Andina S.A.

                                                            (FREE TRANSLATION)

                                MATERIAL EVENT
                                --------------


CORPORATE NAME         :       EMBOTELLADORA ANDINA S.A.
SECURITIES REGISTRY    :       00124
TAXPAYER I.D. No.      :       91.144.000-8
------------------------------------------------------------------------

According to stipulations provided by articles 9 and 10, subparagraphs 2 and 3, of Securities Market Law No. 18,045, and provisions of Section II, section
2.2 of General Rule No. 30 of the Superintendency of Securities and Insurance of the Republic of Chile, the following is filed:

In reference to the Material Event reported to the market on April 14, 2004 by which we informed that Embotelladora Andina S.A. ("Andina") and The Coca-Cola Company ("TCCC") were discussing the future development of bottling business in Brazil, the following is set forth:

As of this date Andina has subscribed with the Brazilian subsidiary of TCCC, Recofarma Industria do Amazonas Ltda. ("KO") a non-binding Letter of Intent for a potential exchange on behalf of Andina or by one of its subsidiaries of franchising rights, goods and other assets of Andina located in the territory of Governador Valadares in the state of Minas Gerais for other franchise rights, goods and other assets of KO located in the territory of Nova Iguacu in the state of Rio de Janeiro, Brazil, which previously belonged to the Brazilian Corporation Companhia Mineira de Refrescos S.A. ("CMR"), hereinafter the "Potential Operation".

Should this Potential Operation take place, Andina would acquire the franchise for the "Nova Iguacu" territory with a population of 2.3 million inhabitants; in exchange for the Governador Valadares territory with a population of 2.6 million inhabitants.

The Letter of Intent stipulates that the parties will begin negotiations to determine the conditions and terms of a definite acquisition agreement, and the Due Diligence process. We cannot warrant the results of this transaction nor if it finally will or will not imply the aforementioned acquisition.

Santiago, April 30, 2004

Pedro Pellegrini Ripamonti
Chief Legal Officer
(signed)

EMBOTELLADORA ANDINA S.A.


                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.



                                                  EMBOTELLADORA ANDINA S.A.

                                                  By: /s/ Osvaldo Garay
                                                      ----------------------
                                                      Osvaldo Garay
                                                      Chief Financial Officer


Dated:  May 25, 2004